					Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2016	2015	2014	2013	2012

Net Income	$69,045	$66,578	$66,483	$62,236	$58,241

Income Taxes, Net	39,366	36,945	34,895	34,833	33,711

Fixed Charges*	23,135	22,722	22,264	20,724	18,897

Capitalized Interest	(5,260)	(2,816)	(4,392)	(8,174)	(6,470)

Total Available for Coverage	$126,286	$123,429	$119,250	$109,619	$104,379

Total Available	5.5	5.4	5.4	5.3	5.5
Fixed Charges

* Fixed charges consist of interest charges (rentals are not material).